Gibson, Dunn & Crutcher LLP

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Stephen Glover

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SIGlover@gibsondunn.com

VIA EDGAR

December 13, 2023

Brian Soares, Special Counsel

Christina Chalk, Assistant Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, NE

Washington, D.C. 20549-3628

Re:	United Therapeutics Corporation

Miromatrix Medical Inc.

Schedule TO-T filed November 13, 2023

Filed by United Therapeutics Corporation

File No. 005-93461

Dear Mr. Soares and Ms. Chalk:

This letter is being submitted on behalf of United Therapeutics Corporation (the “Company” or “Parent”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s above-referenced Schedule TO-T (as amended, the “Schedule TO”), as set forth in the Staff’s letter dated November 22, 2023 (the “Comment Letter”).

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs set forth in the Comment Letter. For the Staff’s convenience, we have set forth below in italics each of the numbered comments from the Comment Letter followed by the Company’s responses thereto in regular type.

As an initial matter, we thank you for your call earlier today regarding the Comment Letter. As explained in our return message this evening, we are responding to your comments at this time, and apologize for the delay in responding. As noted below, please call me at the number below if you have any remaining concerns.

Abu Dhabi • Beijing • Brussels • Century City • Dallas • Denver • Dubai • Frankfurt • Hong Kong • Houston • London • Los Angeles
Munich • New York • Orange County • Palo Alto • Paris • Riyadh • San Francisco • Singapore • Washington, D.C.

December 13, 2023

Schedule TO-T filed November 13, 2023

Offer to Purchase

General

1.	Please revise your disclosure in Schedule I to the Offer to Purchase to include the information required by Item 3 of Schedule TO and Item 1013(a) - (c) of Regulation M-A for any filing person and any person specified in General Instruction C of Schedule TO. For each natural person, your revised disclosure should include the principal business and address of his or her current principal occupation or employment and past material occupations, positions, offices or employment (during the past five years).

Response: We respectfully acknowledge the Staff’s comment and note that the Company believes that it has provided substantially all of the information required by Item 3 of Schedule TO and Item 1003(a)-(c) of Regulation M-A. (We respectfully submit that we believe the Staff’s comment intended to reference Item 1003 rather than 1013.) Schedule I discloses that Parent board member Raymond Dwek is a U.K. citizen and that Parent board member Linda Maxwell is a Canadian citizen. We hereby reconfirm, as noted above the table on Schedule I, that all of the other members of Parent’s board and the executive officers of Parent and of Morpheus Subsidiary Inc. (the “Purchaser”) listed in Schedule I are U.S. citizens. We note in this regard that Dr. Judy Olian has dual citizenship in the U.S. and Israel and Dr. Martine Rothblatt has dual citizenship in the U.S. and Canada. We also confirm that none of the directors and executive officers were convicted in a criminal proceeding of the kind described in Item 1003(c)(3) or a party to a judicial or administrative proceeding of the kind described in Item 1003(c)(4). We also hereby reconfirm that the note above the table on Schedule I contains the principal business address of each of the Company’s directors and officers and that such table contains their current principal occupation or employment.

Summary Term Sheet, page 1

2.	Please expand your disclosure on page 3 and elsewhere to discuss the specific risks and uncertainties concerning the events that must occur (or not occur) for payments to be issued under the terms of the CVRs. For example, please provide specific disclosure about the current status of the development of Miromatrix Medical’s fully implantable bioengineered kidney product. Your revised and expanded disclosure should also outline the efforts Parent is required to make to achieve the Milestone under the terms of the CVR Agreement, including the resources it must expend to do so and how those resources relate to the amount needed to achieve the Milestone. Finally, summarize the information (if any) CVR holders are entitled to receive about Parent's efforts to achieve the Milestone and any remedies CVR holders may have (or lack thereof) to enforce Parent's obligations.

Response: We respectfully note that we believe the disclosure included in the Schedule TO and the CVR agreement itself adequately describes the specific risks and uncertainties regarding the CVRs, and does not omit material information. The milestone that must occur for payment to become due is described in detail on page 3 of the Offer to Purchase. The disclosure states that it is possible the milestone will not be achieved and that no payment will be made. It notes Parent’s obligation to achieve the milestone is limited by a “Commercially Reasonable Efforts” standard, which it describes in detail, and explains that this standard will be presumed to have been satisfied if Parent spends at least $30.5 million in the aggregate to achieve the milestone prior to December 31, 2025, the CVR Expiration Date. The disclosure further describes the fact that Parent need not disadvantage any currently available products or products currently under development or which may in the future enter development, including Parent’s other development-stage manufactured organ products, which could potentially compete with the Product.

December 13, 2023

The status of development of Miromatrix Medical Inc. (“Miromatrix”)’s bioengineered kidney product is discussed in detail in Miromatrix’s SEC reports, including its most recent report on Form 10-Q filed on November 14, 2023. Parent does not have any new or additional information to disclose regarding the status of this product.

We note that the CVR holders are not entitled to receive information regarding Parent’s efforts to achieve the milestone during the short term of the CVR agreement; instead, in the event that the milestone is not achieved, holders of at least 35% of the outstanding CVRs may require that an audit determine whether the Company did in fact spend at least $30.5 million to achieve the milestone. While the CVR holders do not have an express contractual right of specific performance, holders of at least 35% of the outstanding CVRs may bring suit under general contract law to enforce the provisions of the CVR agreement.

3.	Please explain in your response letter why financial statements are not required here pursuant to Item 10 of Schedule TO, given that this is not an all-cash offer. Refer to Instruction 2 to Item 10, which is not applicable here.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that Parent does not believe that Parent’s or Purchaser’s financial statements are material. As Parent explains in the Summary Term Sheet (see page 5 of the Offer to Purchase), and further discusses in Section 9 —“Source and Amount of Funds” and Section 11 —“The Merger Agreement; Other Agreements”, the Offer is being made solely for cash and the rights to potentially receive the additional amount of cash payable with respect to the CVRs. The Offer and the Merger are not subject to any financing or funding condition. The CVR agreement provides that Parent will deliver cash to the rights agent to fund any payments that become due under the CVRs. Parent has sufficient funds available to pay any amounts that become due under the CVRs (an amount that will not exceed approximately $54.0 million in the aggregate). In this regard, we note Parent reported that it held approximately $1.1 billion in cash and cash equivalents (in addition to approximately $1.77 billion in current assets that are classified as marketable investments) as of September 30, 2023, as disclosed in its most recently filed report on Form 10-Q. We respectfully submit that, even if it were determined that the Offer was not made solely for cash, the total value of the CVRs, assuming achievement of the milestone (and even if taken together with the $30.5 million in “Product Spend” described in response to Comment #2), would be immaterial in relation to Parent’s cash reserves.

December 13, 2023

Acceptance for Payment and Payment for Shares, page 17

4.	On pages 17 and 19, the disclosure states that “tendering stockholders may be paid at different times depending upon when” the relevant documents are received by the Paying Agent. Please explain why payments would be made at different times if all necessary materials must be received by the Paying Agent “prior to the expiration of the Offer” as indicated on page 18 (Procedures for Accepting the Offer and Tendering Shares) (emphasis added).

Response: All stockholders who validly tendered their shares will be paid promptly following expiration of the Offer, and substantially all such stockholders will be paid at substantially the same time.

The disclosure that “tendering stockholders may be paid at different times” is part of the description of the optional guaranteed delivery procedures, which are described in detail beginning on page 19. (The reference on page 17 is a broader statement that is primarily intended to incorporate this concept.) Guaranteed delivery procedures were included in the Offer to allow shareholders who are unable to deliver their shares prior to the expiration of the Offer the ability to nonetheless participate in the Offer. Because receipt of shares is a condition to payment expressly described in the Offer to Purchase, shareholders who choose to utilize the “grace period” provided by the guaranteed delivery procedures to deliver their shares after the expiration may not be paid at the same time as shareholders who do not use such procedures.

CVR Agreement, page 54

5.	Refer to the last paragraph in this section on page 56 and the statement there that the description of the CVR Agreement “does not purport to be complete.” While a summary is necessarily a condensed version of disclosure that appears elsewhere, it should describe the material terms of the CVRs. Please modify to avoid characterizing the disclosure here as incomplete.

Response: The Company hereby confirms that the summary of the CVR agreement provided in the Offer to Purchase describes all material terms of the CVRs.

Conditions of the Offer, page 58

6.	In the first paragraph of this section on page 58, you state that Parent and Purchaser may “delay the acceptance for payment of or payment for Shares...” subject to the listed Offer conditions. Please revise, consistent with bidders' prompt payment obligations under Rule 14e-1(c).

Response: The Offer expired at one minute after 11:59 p.m., New York City time, on December 11, 2023 (the “Expiration Date”), and neither Parent nor Purchaser delayed the acceptance for purchase of and payment for the shares so tendered. Purchaser promptly accepted the validly tendered shares for purchase representing more than 83% of the Miromatrix shares outstanding (the time of such acceptance, the “Acceptance Time”) during the morning of December 12, 2023 and Parent wired funds to the Paying Agent on December 12, 2023.

December 13, 2023

7.	Refer to the following statement in the last paragraph of this section: “The foregoing conditions (including the Minimum Condition) may be asserted by Purchaser or Parent, in whole or in part, at any applicable time, or from time to time...” When an offer condition is “triggered,” a bidder must promptly notify subject security holders whether it intends to waive that condition and proceed with the offer, or assert the condition and terminate it. Please revise.

Response: We respectfully advise the Staff that neither Purchaser nor Parent asserted any Offer Condition at any time, and no such conditions were triggered (or required to be waived). The Offer expired with more than 83% of the outstanding Miromatrix shares validly tendered and received as of the Expiration Date. Purchaser’s acceptance of these shares was publicly announced in a press release on December 12, 2023. Parent and Purchaser undertake to clearly state in any future tender offer disclosure documents that they will notify the subject security holders promptly should they intend to assert or waive any condition to the applicable offer made at such time.

8.	In the last paragraph in this section on page 59, you state that Purchaser or Parent may assert any of the listed Offer conditions in “their sole discretion.” Reserving the right to determine satisfaction of an offer condition in the sole discretion of bidder may render the offer illusory, in contravention of Regulation 14E. Please revise to include a standard of reasonableness. See Compliance and Disclosure Interpretation Question 101.01 under Tender Offer Rules and Schedules (March 17, 2023).

Response: We respectfully acknowledge the Staff’s comment, and acknowledge our understanding that reserving the right to determine satisfaction of an offer condition in the bidder’s sole discretion may render the offer illusory. The disclosure on page 59 was not intended to imply that Purchaser or Parent could arbitrarily determine or control whether an offer condition has been triggered, but rather to make clear that Parent and Purchaser could lawfully decide whether to assert or waive a condition once it has actually been triggered. Parent and Purchaser will incorporate in any future tender offer disclosure documents a standard of reasonableness, as noted by the Staff. In this instance, we respectfully note that the Offer expired at the Expiration Date without either of Parent or Purchaser seeking to assert or waive any Offer Conditions.

9.	In the same last paragraph, you also state that “[t]he foregoing conditions will be in addition to, and not a limitation of, the right of Parent and Purchaser to extend, terminate or modify the Offer as expressly permitted by the Merger Agreement.” All of the Offer conditions should be listed here. If there are additional conditions contained in the Merger Agreement, please revise to describe them here or modify this language.

Response: We respectfully advise the Staff that the Offer expired at the Expiration Date and the Purchaser promptly accepted for purchase all validly tendered shares. Neither Parent nor Purchaser sought, nor will seek, to extend, terminate or modify the Offer. We further confirm that all Offer Conditions were disclosed in the Offer to Purchase and Schedule TO.

December 13, 2023

Appraisal Rights, page 61

10.	On page 62, we note the disclosure stating that a stockholder wishing to exercise appraisal rights must deliver a written demand for appraisal of Shares “within the later of the consummation of the Offer and 20 days after the date of mailing of the Schedule 14D-9.” Please revise to clarify precisely when the consummation of the Offer will occur for the purposes of exercising appraisal rights under Section 262 of the DGCL. For instance, clarify whether consummation means the Expiration Date of the Offer or the time the bidder accepts the tendered shares.

Response: We respectfully acknowledge the Staff’s comment. The consummation of the Offer refers to the Acceptance Time (as defined in the Merger Agreement). Section 251(h) of the Delaware General Corporation Law (the “DGCL”) defines “Consummates (and with correlative meaning “consummation” and “consummating”)” as, the time at which purchaser “irrevocably accepts for purchase or exchange stock tendered pursuant to an offer.” Section 262(d)(2) of the DGCL (the Delaware appraisal statute) refers “in the case of a merger approved pursuant to § 251(h)” to “the consummation of the offer contemplated by § 251(h)….”

We respectfully suggest that any stockholder who may have been uncertain whether the deadline for submission of appraisal demands was the Expiration Date or the Acceptance Time, which time is not typically publicly announced and in many cases occurs immediately after the Expiration Date, most likely would have submitted any such demand prior to the Expiration Date. We confirmed with Miromatrix shortly after the Expiration Date and prior to the Acceptance Time that no appraisal demands had been made. In this instance, the Expiration Date was one minute after 11:59 p.m., on December 11, 2023, and the Acceptance Time was 10:43 a.m. (Eastern time), on December 12, 2023, or roughly 11 hours apart. We hereby confirm that Parent and Purchaser will be more clear with respect to this point in any future tender offer disclosure documents.

Miscellaneous, page 63

11.	We note the following statement: “The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.” While offer materials need not be disseminated into jurisdictions where such a distribution would be impermissible, please remove the implication that tendered shares will not be accepted from all shareholders. See Rule 13e- 4(f)(8)(i) and guidance in Section II.G.1 of Exchange Act Release No. 34-58597 (September 19, 2008). Please also make any conforming changes to similar statements in the Offer to Purchase and any exhibits to the Schedule TO.

Response: We respectfully acknowledge the Staff’s comment, and note that neither Parent nor Purchaser rejected any tenders for state or foreign law (including securities and blue sky law) reasons. All validly tendered shares were accepted for purchase, and all shares of Miromatrix’s common stock that remain outstanding following the Offer will be acquired in the subsequent merger completed pursuant to Section 251(h) of the DGCL (excluding any shares as to which appraisal rights were exercised, of which we believe there to be none).

December 13, 2023

We hope the above responses are responsive to the Staff’s comments. If the Staff has any additional questions or comments regarding the foregoing, please contact me by telephone at (202) 955-8593 or via email at siglover@gibsondunn.com.

Sincerely,

GIBSON, DUNN & CRUTCHER LLP

/s/ Stephen I. Glover
Stephen I. Glover

cc:	James Moloney, Gibson Dunn & Crutcher LLP

Alexander Orr, Gibson, Dunn & Crutcher LLP

John S. Hess, Jr., United Therapeutics Corporation

Paul Mahon, United Therapeutics Corporation